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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                 Amendment No. 1

                                 MAREX.COM, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   566536 10 8
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                                 (CUSIP Number)

                                DECEMBER 30, 2000
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed.

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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CUSIP NO.  566536 10 8              SCHEDULE 13G             PAGE 2 OF 5 PAGES
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------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 CLIFFORD GROSSMAN

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.

----------------------------------- ------ -------------------------------------
                                      5    SOLE VOTING POWER            645,744
            NUMBER OF               ------ -------------------------------------
              SHARES                  6    SHARED VOTING POWER                0
           BENEFICIALLY             ------ -------------------------------------
             OWNED BY                 7    SOLE DISPOSITIVE POWER       645,744
              EACH                  ------ -------------------------------------
            REPORTING                 8    SHARED DISPOSITIVE POWER           0
           PERSON WITH
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 645,744

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                         [ ]
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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 8.8%

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  12    TYPE OF REPORTING PERSON*

                 IN

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CUSIP NO.  566536 10 8              SCHEDULE 13G             PAGE 3 OF 5 PAGES
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ITEM 1(a).        NAME OF ISSUER.

                  Marex.com, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  2701 South Bayshore Drive, 5th Floor
                  Miami, Florida  33133

ITEM 2(a).        NAME OF PERSON FILING.

                  Clifford Grossman, an individual (the "Reporting Person")

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  550 Brickell Ave., Penthouse 2
                  Miami, Florida 33131

ITEM 2(c).        CITIZENSHIP.

                  U.S.A.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, $0.01 Par Value

ITEM 2(e).        CUSIP NUMBER.

                  566536 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), IDENTIFY THE STATUS OF THE PERSON FILING.

                  Not applicable.

ITEM 4.           OWNERSHIP.

                                AMOUNT
REPORTING PERSON           BENEFICIALLY OWNED(1)           PERCENT OF CLASS(1)
----------------           ---------------------           -------------------
Clifford Grossman                645,744                         8.8%


                               POWER TO VOTE(1)           POWER TO DISPOSE(1)
                              --------------------        --------------------
REPORTING PERSON              SOLE          SHARED        SOLE          SHARED
----------------              ----          ------        ----          ------
Clifford Grossman            645,744            0        645,744          0

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CUSIP NO.  566536 10 8              SCHEDULE 13G             PAGE 4 OF 5 PAGES
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(1)      (a) Clifford Grossman directly owns 105,500 shares of the common stock of Marex.com, Inc. (the "Marex Common Stock"). (b) CG Capital Corp. ("CG Capital") owns 183,244 shares of Marex Common Stock. As the sole shareholder, officer and director of CG Capital, Clifford Grossman has the sole power to vote and dispose of all of the Marex Common Stock owned by CG Capital. (c) CG Delaware Holdings, L.P. ("CGLP") owns 288,000 shares of Marex Common Stock. CG Delaware Holdings, Inc. ("CG Delaware") is the sole general partner of CGLP and is wholly owned by Clifford Grossman. Clifford Grossman controls CG Delaware and, as such, has sole power to vote and dispose of all the Marex Common Stock held by CGLP. (d) DAS Delaware Ventures Limited Partnership ("DVLP") owns 1,000 shares of Marex Common Stock. DAS Delaware Ventures, Inc. ("DVI") is the sole general partner of DVLP and is majority owned by Clifford Grossman. Clifford Grossman controls DVI and, as such, has sole power to vote and dispose of all the Marex Common Stock held by DVLP. (e) Clifford Grossman is the trustee with respect to 68,000 shares of Marex Common Stock held by various trusts, with no pecuniary interest in such shares.

         There are 7,343,980 shares of Marex.com, Inc. common stock outstanding.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.
                  Clifford Grossman is the trustee of certain trusts for the benefit of other individuals, as a result of which position he has the power to vote and/or dispose of an aggregate of 68,000 shares of the Marex Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO.  566536 10 8              SCHEDULE 13G             PAGE 5 OF 5 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 March 27, 2001                                           /s/ CLIFFORD GROSSMAN
                                                          ---------------------
                                                          CLIFFORD GROSSMAN